Supplemental Information

StoneLiving Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
March 31, 2016

Total Members' Capital	$	134,989
Deductions and/or Charges		
Non-allowable assets		3,441
Net capital before haircuts		131,548
Haircuts		-
Net capital		131,548
Net Capital Requirement		5,000
Excess net capital	$	**126,548**
Aggregate Indebtedness	$	**5,899**
Ratio of Aggregate Indebtedness to Net Capital		**0.045 to 1.0**

There were no material differences between the audited computation of net capital in this report and the Company's unaudited corresponding schedule FOCUS Part IIA of Form X-17A-5 as of March 31, 2016.

Note: The Company claimed an exemption from Rule 15c3-3 based on paragraph (k)(2)(i) of the Rule. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to the Possession or Control Requirements under Rule 15c3-3."